Exhibit 2.1

EXECUTION VERSION

COTY JV HOLDINGS S.À R.L.

Chemin Louis-Hubert

1213 Petit-Lancy

Switzerland

December 18, 2025

Tides Holdco Limited

c/o Maples Corporate Services Limited

of PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Re: Purchase and Sale Agreement

This letter agreement (this “Agreement”), by and between Coty JV Holdings S.à r.l., a société à responsabilité limitée incorporated under the laws of Switzerland (“Seller”), Tides Holdco Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Buyer”), and, solely for purposes of Section 2(c), Rainbow JVCo Limited, a private limited company incorporated under the laws of Jersey (“Rainbow JVCo”), is being delivered in connection with the purchase by Buyer of 7,747,552.2297 shares of Class 1 Ordinary Shares, 53,056,845.8482 shares of A1 Preference Shares and 423,419,953.0856 shares of B1 Preference Shares (collectively, the “Shares”) in the capital of Rainbow JVCo, from Seller. The Shares are owned by Seller as of the date hereof and as of the Closing (defined below). Capitalized or other terms used but not defined herein shall have the meaning ascribed to such term in that certain Amended and Restated Shareholders’ Agreement relating to Rainbow JVCo and the UK Divestco Group (as defined therein) between Coty Inc., a Delaware corporation (“Coty Parent”), Coty International B.V., a private limited liability company incorporated under the laws of the Netherlands, Rainbow Capital Group Limited, a private limited company incorporated under the laws of Jersey, having its registered office at 2nd Floor, Sir Walter Raleigh House, 48-50 (“Rainbow Capital”) and Rainbow UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Rainbow UK Bidco”), dated 31 March 2021 (the “Existing JVCo SHA”), to which Seller became a party on 29 June 2021 pursuant to a deed of adherence entered into between Seller, Rainbow Capital, Rainbow JVCo and Rainbow UK Bidco.

In consideration of the mutual covenants and conditions as hereinafter set forth, Seller and Buyer hereby agree as follows:

1. Purchase and Sale.

(a) Subject to the terms and conditions of this Agreement, on the date hereof, Seller hereby sells, assigns, transfers and conveys to Buyer, and Buyer hereby purchases from Seller, all of the Shares, free and clear of any Encumbrance, except for restrictions on transfer provided under applicable securities Laws, in exchange for (i) an aggregate amount of cash equal to $750,000,000 (the “Cash Consideration”) and (ii) a consideration loan issued by Buyer in the form agreed between Buyer and Seller (the “Note”), which will subsequently be contributed to Buyer as a contribution in kind in exchange for, or immediately after, the issuance of shares by Buyer to Seller in accordance therewith (the “Consideration Shares”).

(b) The purchase and sale of the Shares (the “Closing”) shall take place remotely via the exchange of documents and signatures on the date hereof (the “Closing Date”), provided that Buyer irrevocably and unconditionally undertakes to pay the Cash Consideration to Seller in immediately available funds to the Seller’s bank account, the details of which have been confirmed by Seller to Buyer prior to the date hereof, on 19 December 2025.

(c) Buyer and Seller shall take such actions as may be reasonably required for the sale and transfer of the Shares to be reflected in the books and records of Rainbow JVCo. In connection with the foregoing, Buyer and Seller shall provide to Rainbow JVCo all documentation and certifications reasonably requested in connection therewith.

(d) Buyer and Seller agree that for U.S. federal income tax purposes, the Note is intended to be disregarded and the Closing treated as a sale of a portion of the JVCo Shares (the “Deemed Sold Partnership Interests”) by Coty to KKR Aggregator, followed by a contribution described in Section 721 of the U.S. Internal Revenue Code of 1986, as amended of the Deemed Sold Partnership Interests and the remaining JVCo Shares to the Company by KKR Aggregator and Coty, respectively.

2. Closing Deliverables.

(a) At the Closing, Buyer shall deliver:

(i) to Seller, the Shareholders’ Agreement of Buyer in the form agreed between Buyer and Seller (the “Shareholders’ Agreement”), duly executed by Buyer and the other parties thereto;

(ii) to Seller, the Note, duly executed by Buyer;

(iii) to Seller, the contribution agreement in the form agreed between Buyer and Seller pursuant to which Seller shall contribute the Note to Buyer in consideration for Class B Ordinary Shares of Buyer as set forth therein (the “Contribution Agreement”), duly executed by Buyer;

(iv) to Rainbow JVCo and Seller, the side letter in the form agreed between Seller, Coty Parent, Rainbow Capital, Rainbow JVCo and Buyer reflecting certain rights of Seller with respect to Rainbow JVCo (the “Side Letter”), duly executed by Buyer;

(v) to Rainbow JVCo, the Shareholders’ Agreement in the form agreed between Buyer and Seller relating to Rainbow JVCo and the UK Divestco Group (as defined therein) of JVCo dated as of the date hereof, by and among Rainbow Capital, Rainbow JVCo, Rainbow UK Bidco and Buyer (the “New JVCo SHA”), duly executed by Buyer;

(vi) resolutions of Buyer approving entry into the various transaction documents referred to above, the issuance of the Consideration Shares and the relevant update to the register of members reflecting the issuance of the Consideration Shares; and

(vii) a draft closing register of the members of Buyer reflecting the Seller as the legal and beneficial owner of the Consideration Shares (with the finalized updated register of members to follow within one (1) Business Day of the Closing).

(b) At the Closing, Seller shall deliver:

(i) to Buyer, the Shareholders’ Agreement, duly executed by Seller;

(ii) to Buyer and Rainbow JVCo, duly executed stock transfer forms in the forms agreed between Buyer, Rainbow JVCo and Seller;

(iii) to Buyer, an IRS Form W-8, duly executed by Seller;

(iv) to Buyer, the Note, duly executed by Seller;

(v) to Buyer, the Contribution Agreement, duly executed by Seller;

(vi) to Rainbow JVCo, the termination agreement in the form agreed between Seller and Rainbow JVCo (the “Termination Agreement”) of the Monitoring Fee Agreement, dated as of 30 November 2020, by and between Rainbow UK Bidco and Coty Parent, duly executed by Coty Parent;

(vii) to Rainbow JVCo, the Deed of Termination in the form agreed between Buyer and Seller relating to the Existing JVCo SHA, dated as of the date hereof, by and among Coty Parent, Rainbow Capital, Rainbow JVCo and Seller (the “JVCo SHA Termination Deed”), duly executed by Seller and Coty Parent;

(viii) to Rainbow JVCo and Buyer, the Side Letter, duly executed by Seller and Coty Parent; and

(ix) to Rainbow JVCo, executed resignations letters comprising the resignation of any directors or managers nominated by Coty Parent or its Affiliates of Rainbow JVCo, Rainbow Midco Limited, Rainbow UK Midco 2 Limited, Rainbow UK Holdco Limited, Rainbow Bidco and Rainbow Finco S.à.rl.

(c) At the Closing, Rainbow JVCo shall deliver:

(i) to Seller, the Termination Agreement, duly executed by Rainbow Bidco;

(ii) to Seller and Buyer, the Side Letter, duly executed by Rainbow JVCo and Rainbow Capital;

(iii) to Seller and Buyer, the New JVCo SHA, duly executed by Rainbow Capital, Rainbow JVCo and Rainbow UK Bidco;

(iv) to Seller, the JVCo SHA Termination Deed, duly executed by Rainbow JVCo and Rainbow Capital;

(v) to Seller and Buyer, a certificate in accordance with Treasury Regulations Section 1.1446(f)-2(b) that will enable Buyer to determine that no withholding is required under Section 1446 of the Code from payments under this Agreement, duly executed by Rainbow JVCo; and

(vi) to Seller and Buyer, a draft closing register of members of Rainbow JVCo reflecting Buyer as the legal and beneficial owner of the Shares (with the finalized updated register of members to follow within one (1) Business Day of the Closing).

3. Public Announcements. Without the prior written consent of Buyer or Seller, respectively (e-mail to be sufficient), neither Seller nor Buyer shall publish any press release or otherwise make any public announcement with regard to this Agreement or the transactions contemplated hereunder, without the prior written consent of the other, except to the extent required by applicable Law, save that the Buyer and Seller shall each be permitted to publish an initial public announcement in relation to this Agreement in the form attached at Exhibit A.

4. Tax Covenants.

(a) All Swiss transfer, documentary, sales, use, stamp, registration, recording and other similar taxes and fees (including any penalties and interest), comprising the Swiss transfer stamp duty (Umsatzabgabe) as defined in Article 13 of the Swiss Federal Act on Stamp Duties of 27 June 1973 (as amended from time to time) (the “Swiss Transfer Stamp Duty”), that are imposed on any of the parties by any taxing authority in connection with the transactions contemplated by this Agreement (collectively, “Swiss Transfer Taxes”) and all expenses of filing tax returns with respect to such Taxes shall be borne solely by Seller.

(b) All transfer, documentary, sales, use, stamp, registration, recording and other similar taxes and fees (including any penalties and interest) not described in Section 4(a) (“Non-Swiss Transfer Taxes”) shall be borne 50% by Seller and 50% by Buyer.

(c) Seller and Buyer shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable tax laws in connection with the payment of such Non-Swiss Transfer Taxes.

(d) Notwithstanding the above paragraphs (a) to (c), Buyer acknowledges that Seller intends to treat the Purchase and Sale described in Section 1 of this Agreement as exempt from Swiss Transfer Stamp Duty under Article 14 paragraph 1 letter i or j of the Swiss Federal Act on Stamp Duties of 27 June 1973, as amended from time to time. The Seller and the Buyer shall cooperate in good faith and provide each other with such information and assistance as may reasonably be required to obtain such treatment, including in connection with any Swiss tax filings.

5. Representations and Warranties of Buyer.

(a) As of the date hereof, Buyer represents and warrants to Seller:

(i) Buyer is an exempted company duly incorporated, validly existing and in good standing (to the extent such concept exists under the laws of its jurisdiction) under the laws of the Cayman Islands. Buyer possesses all requisite power and authority necessary to execute and deliver and to perform its obligations and carry out the transactions contemplated by this Agreement;

(ii) this Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes the valid and binding obligation of Buyer, enforceable against the Buyer in accordance with its terms, except as the enforceability thereof may be limited by: (i) bankruptcy, insolvency, reorganization or other similar Laws affecting enforcement of creditors’ rights generally; and (ii) subject to general principles of equity (the “Enforceability Exceptions”); and

(iii) the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby does not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Law applicable to Buyer or its properties or assets; (ii) violate any judgment, decree, order or award of any Governmental Authority or arbitrator applicable to Buyer or its properties or assets; or (iii) result in any breach of any terms or conditions, or constitute a default under, any contract, commitment, agreement or similar arrangement to which Buyer is a party or by which Buyer or its properties or assets are bound. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by or with respect to Buyer in connection with the execution and delivery by Buyer of this Agreement, or the consummation by Buyer of the transactions contemplated hereby; and

(iv) since its date of incorporation, it has not undertaken any business or other commercial or operational activities. Other than Maples Corporate Services Limited acting as initial subscriber, there have been no other shareholders of Buyer since its date of incorporation.

6. Shares. As of the date hereof, Buyer acknowledges and represents that Buyer has been advised by Seller that:

(a) the offer and sale of the Shares have not been registered under the Securities Act; and

(b) Buyer must continue to bear the economic risk of the investment in the Shares unless the offer and sale of such Shares are subsequently registered under the Securities Act and all applicable state securities Laws or an exemption from such registration is available.

7. Additional Investment Representations. As of the date hereof, Buyer represents and warrants to Seller that:

(a) Buyer’s financial situation is such that Buyer can afford to bear the economic risk of holding the Shares and can afford to suffer a complete loss of Buyer’s investment in the Shares;

(b) Buyer’s knowledge and experience in financial and business matters are such that Buyer is capable of evaluating the merits and risks of the investment in the Shares;

(c) Buyer has independently, and without reliance upon Seller or any of its Affiliates or any representative of the foregoing, and based on such documents and information as Buyer has deemed appropriate, performed its own due diligence and business investigations with respect to the Group and made its own investment decision with respect to the investment represented by the Shares. Buyer has consulted, to the extent deemed appropriate by Buyer, with Buyer’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Shares and on that basis understands the financial, tax, legal and related consequences of an investment in the Shares;

(d) Buyer is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act; and

(e) Buyer is acquiring the Shares for its own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities Laws.

8. Representations and Warranties of Seller. As of the date hereof, Seller represents and warrants to Buyer that:

(a) Seller is a société à responsabilité limitée duly organized, validly existing and in good standing (to the extent such concept exists under the laws of its jurisdiction) under the laws of Switzerland. Seller possesses all requisite power and authority necessary to execute and deliver and to perform its obligations and carry out the transactions contemplated by this Agreement;

(b) the execution, delivery and performance by Seller of this Agreement has been duly authorized by Seller’s governing body on behalf of Seller. This Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions;

(c) the execution, delivery and performance by Seller of this Agreement, and the consummation by Seller of the transactions contemplated hereby does not and will not, with or without the giving of notice or the passage of time or both: (i) violate Seller’s organizational documents; (ii) violate the provisions of any Law applicable to Seller or its properties or assets; (iii) violate any judgment, decree, order or award of any Governmental Authority or arbitrator applicable to Seller or its properties or assets; or (iv) result in any breach of any terms or conditions, or constitute a default under, any contract, commitment, agreement or similar arrangement to which Seller is a party or by which Seller or its properties or assets are bound. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by or with respect to Seller in connection with the execution and delivery by Seller of this Agreement, or the consummation by Seller of the transactions contemplated hereby;

(d) Seller is the legal and beneficial owner of the Shares and has good, valid title to the Shares, free and clear of any Encumbrance, except for restrictions on transfer provided under applicable securities Laws and the Existing JVCo SHA; and

(e) Seller is not making, and Seller hereby specifically disclaims, any representation or warranty regarding the Group, including any representations or warranties regarding their financial information, budgets, estimates, projections, forecasts or other forward looking statements, business plans (including the reasonableness of any assumptions underlying such estimates, projections, forecasts, forward looking statements or business plans).

9. Survival of Seller’s Representations and Warranties. The representations and warranties made by Seller in Section 8 shall survive the Closing for a period of one (1) year anniversary of the Closing Date (the “Survival Period”). Each such representation and warranty shall be null and void and of no further force and effect following the last day of the Survival Period unless, on or prior to such last day, Buyer shall have provided Seller with a written notice alleging that Seller is in breach of such representation or warranty and specifying in reasonable detail the nature of such breach. The maximum aggregate liability of Seller under this Agreement shall not exceed the Cash Consideration.

10. Waiver. No waiver of any provision of this Agreement will be effective unless such waiver is in writing, specifically references the provision being waived and is signed by the party against whom the waiver is being enforced.

11. Assignment. This Agreement may not be assigned, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties hereto. Any purported assignment in violation of this Agreement is null and void.

12. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or will confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

13. Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument executed by the parties hereto.

14. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

15. Specific Performance. Each of the parties hereto agrees that irreparable damage may occur in the event applicable provisions of this Agreement were not fully performed by such party in accordance with the terms hereof and that the other parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which such other parties may be entitled at Law or in equity.

16. Counterparts. This Agreement may be executed in any number of counterparts (including counterparts transmitted via facsimile or in ..pdf or similar format) with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

17. Entire Agreement. This Agreement, together with the schedules, annexes and exhibits hereto and the other documents related to the subject matter hereof, constitute the entire agreement among the parties with respect to the matters covered hereby and supersede all previous written, oral or implied understandings among them with respect to such matters.

18. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

19. Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement, including all claims or disputes (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (including any claim, proceeding or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware, including statutes of limitation.

20. Consent to Jurisdiction and Service of Process. Any claim, proceeding or cause of action involving any party to this Agreement arising out of or in any way relating to this Agreement, including all disputes (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, shall be brought exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, the Superior Court of the State of Delaware (and the Complex Commercial Litigation Division thereof if such division has jurisdiction over the particular matter) or, if the Superior Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (together with the appellate courts thereof, the “Chosen Courts”) and each of the parties hereby submits to the exclusive jurisdiction of the Chosen Courts for the purpose of any such claim, proceeding or cause of action. Each party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such claim, proceeding or cause of action in any Chosen Court, (b) any claim that any such claim, proceeding or cause of action brought in any Chosen Court has been brought in an inconvenient forum and (c) any claim that any Chosen Court does not have personal jurisdiction over any party with respect to such claim, proceeding or cause of action. To the extent that service of process by mail is permitted by applicable Law, each party irrevocably consents to the service of process in any such claim, proceeding or cause of action in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address set forth on the signature pages hereto. The parties agree that any judgment entered by any Chosen Court may be enforced in any court of competent jurisdiction.

21. Waiver of Jury Trial. Each party to this Agreement irrevocably and unconditionally waives any right to a trial by jury and agrees that any of them may file a copy of this Section 21 with any court as written evidence of the knowing, voluntary and bargained-for agreement among the parties irrevocably to waive its right to trial by jury in any claim, proceeding or cause of action.

22. Non-Recourse. This Agreement may only be enforced against, and any claim, proceeding or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

23. Further Assurances. The parties hereto shall cooperate with one another at all times to do, or procure the doing of, all acts and things, and execute, or procure the execution of, all documents and instruments, as may reasonably be required to give full effect to this Agreement.

24. Reorganization. Following the Closing, the shareholders of Rainbow JVCo will contribute all of the outstanding equity of Rainbow JVCo to a newly incorporated private limited company incorporated under the laws of Jersey that is treated for U.S. federal income tax purposes as an association taxable as a corporation (“New JVCo”) in exchange for equivalent shares of New JVCo (the “Reorganization”). In the event the Reorganization occurs, in connection with closing thereof, the Rainbow Capital and Buyer shall deliver to Seller (i) a duly executed copy of the shareholders agreement of New JVCo, by and among Rainbow Capital, New JVCo, Rainbow UK Bidco and Buyer, which shall be in a form agreed between Buyer and Seller and on the same terms as the New JVCo SHA, subject to changes to reflect the replacement of Rainbow JVCo with New JVCo and the effect of the Reorganization and (ii) a duly executed copy of the contribution agreement effecting the Reorganization in a form agreed between Buyer and Seller.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.

SELLER

COTY JV HOLDINGS S.À R.L.

By:	/s/ Michal-Caroline Andreotti
Name:	Michal-Caroline Andreotti
Title:	Manager

BUYER

TIDES HOLDCO LIMITED

By:	/s/ Samuel Plotner
Name:	Samuel Plotner
Title:	Director

RAINBOW JVCO

Solely for purposes of Section 2, RAINBOW JVCO LIMITED

By:	/s/ Simon Bouchard
Name:	Simon Bouchard
Title:	Director

[Signature Page to Purchase and Sale Agreement]

Exhibit A

Announcements

COTY SELLS REMAINING STAKE IN WELLA TO KKR

•	$750 million of immediate cash proceeds and right to significant share of ongoing proceeds after KKR preferred return

•	Marks successful completion of multi-year Wella monetization program exactly inline with its original target to divest Wella by end of CY25

•	Transaction reduces Coty’s financial net leverage to ~3x by the end of CY25, strengthening its path towards 2.0x

Coty Inc. (NYSE: COTY) (Paris: COTY) (“Coty” or “the Company”) today announced that it has sold its remaining 25.8% stake in Wella to KKR managed capital accounts and investment affiliates. Under the terms of the transaction, Coty will receive upfront cash consideration of $750 million and 45% of any proceeds from a further sale or an initial public offering of the business, after KKR’s preferred return has been met. Based on Wella’s strong recent and expected performance, as well as current market valuations, Coty sees strong potential for additional cash proceeds, bringing the total gross proceeds closer to the carrying value of its investment in Wella. The sale completes the program initiated in 2020 to simplify Coty’s portfolio and operations, while realizing the full value of its Wella business.

Coty intends to use the vast majority of the Wella upfront cash proceeds related to this transaction, net of tax, to pay down its short term and long term debt. Both the Wella proceeds and Coty’s strong free cash flow generation (over $350 million in the first half of FY26, inline with its recent guidance) are expected to reduce Coty’s financial net leverage to ~3x by the end of CY25.

“This transaction marks a pivotal milestone for Coty – both in our transformation and in our long-running deleveraging commitment,” said Laurent Mercier, Coty’s CFO. “Our strategic partnership with KKR has proven highly value accretive. We have benefited from Wella’s strong growth by progressively monetizing our stake, allowing us to strengthen Coty’s financial foundations year-after-year. Completing this transaction exactly inline with our original target to fully divest Wella by the end of CY25 underscores our focus on delivering on our financial commitments and crystalizing value from non-core assets, all while sharpening our strategic focus.”

Citi is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Coty. Simpson Thacher & Bartlett LLP is serving as legal counsel to KKR.

About Coty Inc.

Founded in Paris in 1904, Coty is one of the world’s largest beauty companies with a portfolio of iconic brands across fragrance, color cosmetics, and skin and body care. Coty serves consumers around the world, selling prestige and mass market products in over 120 countries and territories. Coty and our brands empower people to express themselves freely, creating their own visions of beauty; and we are committed to protecting the planet. Learn more at coty.com or on LinkedIn and Instagram.

Forward Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current views with respect to, among other things, the use of proceeds from the sale transaction and the expected impact on Coty’s future results and financial condition as a result of the transaction including net debt and leverage ratio, as well as the extent and timing of any future profit distributions. These forward-looking statements are generally identified by words or phrases, such as “anticipate”, “are going to”, “estimate”, “plan”, “project”, “expect”, “believe”, “intend”, “foresee”, “forecast”, “will”, “may”, “should”, “outlook”, “continue”, “temporary”, “target”, “aim”, “potential”, “goal” and similar words or phrases. These statements are based on certain assumptions and estimates that we consider reasonable, but are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual events or results (including our financial condition, results of operations, cash flows and prospects) to differ materially from such statements, including risks and uncertainties relating to the timing and cost of redemptions of the Company’s outstanding debt or other deleveraging activities, the timing and terms of any future Wella exit transaction by KKR and any related future profit distribution, and other factors described elsewhere in documents that the Company files with the SEC from time to time.